# Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no





## Trade subject to notification – Jan Thomsen

Jan Thomsen, Chief Risk Officer in Orkla, has on 6 March 2008 bought 15 000 shares in Orkla ASA at a price of NOK 66.80 per share.

After this transaction, Jan Thomsen and his close associates own 30 828 shares and 30 000 options in Orkla ASA.

Orkla ASA
Oslo, 7 March 2008



Contact:
Siv Merethe S. Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

# Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

## Trade subject to notification – Ole Enger

Ole Enger, Executive Vice President in Orkla, has on 7 March 2008 bought 2 000 shares in Orkla ASA at a price of NOK 64.00 per share.

After this transaction, Ole Enger and his close associates own 19 058 shares and 239 500 options in Orkla ASA.

Orkla ASA
Oslo, 7 March 2008

Contact:
Siv Merethe S. Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

END